UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                               Kana Software, Inc.
               ---------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    483600300
               ---------------------------------------------------
                                 (CUSIP Number)

                              Steven J. Pully, Esq.
                              Carlson Capital, L.P.
                        2100 McKinney Avenue, Suite 1600
                                Dallas, TX 75201
                                 (214) 932-9600

               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 26, 2009
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Double Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            10,954,921
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             10,954,921
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,954,921
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           26.6%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            694,179
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             694,179
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           694,179
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.7%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Carlson Capital, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            11,649,100
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             11,649,100
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,649,100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN, IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 5 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Asgard Investment Corp.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            11,649,100
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             11,649,100
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,649,100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Clint D. Carlson
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            11,649,100
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             11,649,100
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,649,100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.3%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 7 OF 13 PAGES
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

            This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.001 per share, of Kana Software, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 181 Constitution Drive, Menlo Park, Carlifornia 94025.

Item 2.           Identity and Background.

            (a) This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore Ltd."), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore Ltd.", and together with Double Offshore Ltd., "the Funds"), (iii) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (iv) Asgard Investment Corp., a Delaware corporation and the general partner of Carlson Capital, ("Asgard"), and (v) Mr. Clint D. Carlson, President of Asgard and of Carlson Capital (collectively, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard are set forth in Appendix B attached hereto.

            (b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, TX.

            (c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to a managed account (the "Account"). The principal business of Asgard is serving as the general partner of Carlson Capital.

            (d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Carlson is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

            As of November 4, 2009, the Reporting Persons have spent an aggregate of approximately $10,140,670 to acquire the Shares reported herein, representing approximately (i) $2,674,685, including commissions, to acquire the 2,588,943 Shares purchased by the Reporting Persons other than pursuant to the purchases described in Item 4 and Item 6, (ii) $4,279,360 to acquire the 5,705,814 Shares acquired from NightWatch (as defined below), and (iii) $3,186,625 to acquire the 3,354,343 Shares acquired from KVO (as defined below). As described in Item 6, the Reporting Persons expect to spend additional amounts to complete the purchases of Shares from NightWatch and KVO. The source of funds used to make the purchases reported herein is the working capital of the Reporting Persons, and no part of the purchase amount consists of borrowed funds.

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CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 8 OF 13 PAGES
--------------------------------------------------------------------------------


ITEM 4.        PURPOSE OF TRANSACTION

            On October 26, 2008, the Funds entered into Stock Purchase Agreements to purchase an aggregate of 9,060,157 Shares, or approximately 22% of the Issuer's outstanding Shares, from two purchasers: NightWatch Capital Partners II, L.P. ("NightWatch") and KVO Capital Management, LLC ("KVO"). The Funds also entered into a Voting Agreement and Irrevocable Proxy, dated October 26, 2009, pursuant to which the Reporting Persons agreed to vote in favor of a sale of substantially all of the Issuer's assets (the "Asset Sale") to Kay Technology Corp, Inc. ("Kay Technology") and the taking of certain related actions, and in connection with the Voting Agreement granted an irrevocable proxy to vote up to 22% of the outstanding Shares to the President of Kay Technology or its designee. The board of directors of the Issuer granted the Funds a limited exemption from the Issuer's Amended and Restated Rights Agreement, dated as of January 13, 2009 (the "Issuer Rights Agreement"), to permit the purchase of the Shares under the Stock Purchase Agreements and to purchase an additional limited amount of Shares, without triggering the Issuer Rights Agreement. The Stock Purchase Agreements, the Voting Agreement, and the Irrevocable Proxy are described in Item 6 hereof, and such description is incorporated by reference into this Item 4.

            The Reporting Persons acquired the Shares for investment purposes and to acquire a significant interest in a public company that the Reporting Persons expect, following the consummation of the Asset Sale, will acquire one or more suitable businesses in the future. Additionally, the Reporting Persons expect to seek the election or appointment of one or more representatives to the Issuer's board of directors, and whether or not such representatives are elected or appointed, to encourage the Issuer to pursue a strategic plan to enhance shareholder value through the acquisition of one or more suitable businesses.

            The Reporting Persons may purchase additional Shares, although the Reporting Persons are currently subject to certain limitations contained in the limited exemption to the Issuer Rights Agreement described above and in Item 6 of this Schedule 13D. The Reporting Persons reserve the right to take any and all actions they deem appropriate with respect to their investment, including, without limitation, making recommendations to the Issuer or other stockholders that supplement or differ from the recommendations set forth above, including recommendations concerning the strategy, capitalization or operation of the Issuer, communicating with other stockholders, conducting consent or other solicitations under the proxy rules, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transactions with respect to, Shares, or changing their intention with respect to any and all matters referred to in this Item 4. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

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CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 9 OF 13 PAGES
--------------------------------------------------------------------------------

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) As of the close of business on November 4, 2009, the Reporting Persons beneficially owned an aggregate of 11,649,100 Shares, constituting approximately 28.3% of the Shares outstanding.

               The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 41,214,666 Shares outstanding, which is the total number of Shares issued and outstanding as of July 31, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

               (b) Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 649,179 Shares reported herein as owned by Offshore Ltd., and (ii) the 10,954,921 Shares reported herein as owned by Double Offshore Ltd.

               (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and is incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The Funds are party to (i) a Stock Purchase Agreement, dated October 26, 2009 (the "NightWatch Stock Purchase Agreement"), pursuant to which the Funds have agreed to purchase 5,705,814 Shares from NightWatch, subject to customary closing conditions, and (ii) a Stock Purchase Agreement, dated October 26, 2009 (the "KVO Stock Purchase Agreement"), pursuant to which the Funds have agreed to purchase 3,354,343 Shares from KVO, subject to customary closing conditions, in each case on the date that is two business days following the announcement of the execution of the Asset Purchase Agreement, dated October 26, 2009 (the "Kana APA"), between the Issuer and Kay Technology Corp, Inc. ("Kay Technology"), or such other date as may be mutually agreed upon by the parties. The purchase of Shares from KVO closed on October 26, 2009 and the purchase of Shares from NightWatch closed on October 29, 2009. The consideration payable for the Shares purchased pursuant to the NightWatch Stock Purchase Agreement is equal to the sum of (a) $0.75 per Share, payable at closing, (b) in the event that the transactions contemplated by the Kana APA are consummated, the net cash per Share, as adjusted, and (c) within 160 days after the closing of the Kana SPA, the additional amount of net cash per Share, if any, representing the favorable resolution of certain escrow agreements entered into in connection with the Kana APA. The consideration for the Shares purchased pursuant to the KVO Stock Purchase Agreement is equal to (a) $0.95 per Share, payable at closing, and (b) an additional $0.10 per Share (the "Remaining Purchase Price") to be paid to KVO in the event that, within nine months of the date of execution of the Kana APA, the Issuer consummates the sale of all or substantially all of its assets, or is otherwise acquired by virtue of the merger or consolidation of the Issuer or the tender offer for a majority of the Issuer's outstanding Shares, which Remaining Purchase Price is automatically increased to $0.15 per Share in the event that KVO does not receive payment of such Remaining Purchase Price within five business days following the consummation of such transaction by the Issuer. This description of the NightWatch Stock Purchase Agreement and the KVO Stock Purchase Agreement is summary only and is qualified by reference to the full text of the NightWatch Stock Purchase Agreement and the KVO Stock Purchase Agreement, copies of which are attached hereto as Exhibit 2 and Exhibit 3 and are incorporated herein by reference.

               In addition, the Funds and Carlson have entered into a Voting Agreement and Irrevocable Proxy, dated October 26, 2009 (the "Voting Agreement") with Kay Technology, in connection with which the Funds have granted an Irrevocable Proxy (the "Irrevocable Proxy") over Shares beneficially owned by them, subject to a maximum, to the President or any other designee of Kay Technology. Pursuant to the Voting Agreement, the Funds and Carlson have agreed to vote the Shares beneficially owned by the Funds as of the date of the Voting Agreement (up to an amount that represents, in the aggregate, a maximum of 22% of the outstanding Shares), unless otherwise instructed by Kay Technology and to the extent not otherwise voted pursuant to the Irrevocable Proxy, at every annual, special or adjourned meeting of the stockholders of the Issuer and in every written consent in lieu of such meeting, (i) in favor of approval of the adoption of the Kana APA (or any amended version thereof) and the transactions contemplated thereby, (ii) in favor of the name change contemplated by the Kana APA, (iii) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the approval of the Kana APA, and (iv) against any acquisition proposal (including any superior proposal) or any other corporate action which would frustrate the purpose of or delay the consummation of the transactions contemplated by the Kana APA. The Funds have also agreed not to transfer any Shares beneficially owned by them (other than to affiliates of the Funds) until the expiration of the Voting Agreement.

               The Irrevocable Proxy and the obligations of the Funds under the Voting Agreement terminate automatically upon the earlier of (i) the closing date under the Kana APA, (ii) the termination of the Kana APA (A) by mutual written consent of Kay Technology and the Issuer, (B) by either Kay Technology or the Issuer if the transactions contemplated by the Kana APA are permanently enjoined, (C) by Kay Technology upon a breach of any representation, warranty, covenant or agreement of the Issuer, or (D) by the Issuer upon a breach of any representation, warranty, covenant or agreement of Kay Technology, (iii) the six month anniversary of the termination of the Kana APA by either Kay Technology or the Issuer if the transactions contemplated by the Kana APA have not been consummated by February 15, 2010, (iv) the nine month anniversary of the termination of the Kana APA (A) by either Kay Technology or the Issuer if the Kana APA is not approved by the Issuer's stockholders, (B) by Kay Technology if the Issuer adopts or recommends any acquisition proposal or enters into an alternative acquisition agreement or if the Issuer's board of directors changes its recommendation of the transaction, (C) by Kay Technology if the Issuer breaches its obligations to file its proxy statement with the SEC, hold the stockholders meeting and solicit proxies from its stockholders in favor of the adoption of the Kana APA, and (D) by the Issuer at any time prior to obtaining stockholder approval, if the Issuer's board of directors authorizes the Issuer to enter into an alternative acquisition agreement with respect to a superior proposal, and (v) such date and time designated in writing by Kay Technology. This description of the Voting Agreement and the Irrevocable Proxy is summary only and is qualified by reference to the full text of the Voting Agreement and the Irrevocable Proxy, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

               The board of directors of the Issuer has granted the Funds a limited exemption from the Issuer Rights Agreement, to permit the acquisition of
(i) an aggregate of 9,060,157 Shares from Night-Watch and KVO, and (ii) an additional 3,098,169 Shares, in each case without triggering the provisions of the Issuer Rights Agreement.

               Except   as  set   forth   herein,   there   are  no   contracts,
understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.     Joint Filing Agreement, dated November 4, 2009.

Exhibit 2.     NightWatch Stock Purchase Agreement

Exhibit 3.     KVO Stock Purchase Agreement

Exhibit 4.     Voting Agreement and Irrevocable Proxy

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CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 10 OF 13 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2009


                                           BLACK DIAMOND OFFSHORE LTD.

                                           By: Carlson Capital, L.P., its
                                               investment manager

                                           By: Asgard Investment Corp., its
                                               general partner

                                           By: /s/ Clint D. Carlson
                                              --------------------------------
                                              Name: Clint D. Carlson
                                              Title: President


                                           DOUBLE BLACK DIAMOND OFFSHORE LTD.

                                           By: Carlson Capital, L.P., its
                                               investment manager

                                           By: Asgard Investment Corp., its
                                               general partner

                                           By: /s/ Clint D. Carlson
                                              --------------------------------
                                              Name: Clint D. Carlson
                                              Title: President


                                           CARLSON CAPITAL, L.P.

                                           By: Asgard Investment Corp., its
                                               general partner

                                           By: /s/ Clint D. Carlson
                                              --------------------------------
                                              Name: Clint D. Carlson
                                              Title: President

--------------------------------------------------------------------------------
CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 11 OF 13 PAGES
--------------------------------------------------------------------------------

                                              ASGARD INVESTMENT CORP.

                                              By: /s/ Clint D. Carlson
                                                 -------------------------------
                                                 Name: Clint D. Carlson
                                                 Title: President


                                              /s/ Clint D. Carlson
                                              ----------------------------------
                                              Clint D. Carlson

--------------------------------------------------------------------------------
CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 12 OF 13 PAGES
--------------------------------------------------------------------------------


                                   APPENDIX A

           TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
                  REPORTING PERSONS IN THE PAST SIXTY (60) DAYS


The following tables set forth all transactions in the Shares of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in private transactions.

Double Black Diamond Offshore Ltd.

         Trade Date          Amount Purchased (Sold)        Price per Share ($)
         ----------          -----------------------        -------------------
         10/26/2009                5,364,031                    $ 0.75 (1)
         10/26/2009                3,153,082                      0.95 (1)
         10/28/2009                  975,133                      0.75 (2)


Black Diamond Offshore Ltd.

         Trade Date         Amount Purchased (Sold)        Price per Share ($)
         ----------         -----------------------        -------------------
         10/26/2009                  341,783                    $ 0.75 (1)
         10/26/2009                  201,261                      0.95 (1)
         10/28/2009                   58,290                      0.75 (2)



(1) Represents the purchase price per Share paid on the closing date of the relevant Stock Purchase Agreement, as described in Item 6. As described in
Item 6, the Reporting Persons expect to spend additional amounts to complete the purchase of the Shares reported herein.

(2)   Open market purchase.

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CUSIP NO.   483600300                 SCHEDULE 13D        PAGE 13 OF 13 PAGES
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                                   APPENDIX B

                   DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD

The following sets forth the name, position, and principal occupation of each director and executive officer of Asgard Investment Corp. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1600, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. owns any Shares.


Asgard Investment Corp.

Name             Position               Principal Occupation    Citizenship
----             --------               --------------------    -----------
Clint Carlson    Director/President     Investment Manager      United States
Nancy Carlson    Secretary/Treasurer    Executive               United States

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to securities of Kana Software, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

             The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

             This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

             IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 4, 2009.


                                           BLACK DIAMOND OFFSHORE LTD.

                                           By:  Carlson Capital, L.P., its
                                                investment manager

                                           By:  Asgard Investment Corp., its
                                                general partner

                                           By:    /s/ Clint D. Carlson
                                                ------------------------------
                                                Name:  Clint D. Carlson
                                                Title: President


                                           DOUBLE BLACK DIAMOND OFFSHORE LTD.

                                           By:  Carlson Capital, L.P., its
                                                investment manager

                                           By:  Asgard Investment Corp., its
                                                general partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                                  Name:  Clint D. Carlson
                                                  Title: President

                                           CARLSON CAPITAL, L.P.

                                           By:  Asgard Investment Corp.,
                                                its general partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                                  Name:  Clint D. Carlson
                                                  Title: President


                                           ASGARD INVESTMENT CORP.

                                           By:    /s/ Clint D. Carlson
                                               -------------------------------
                                                  Name:  Clint D. Carlson
                                                  Title: President


                                           /s/ Clint D. Carlson
                                           -----------------------------------
                                           Clint D. Carlson